

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 8, 2007

Mr. David E. Grose
Chief Financial Officer
Quest Resource Corporation
9520 N. May Avenue, Suite 300
Oklahoma City, OK 73120

      Re: Quest Resource Corporation
             Form 10-K/A for the Fiscal Year Ended December 31, 2006
             Filed May 3, 2007
             File No. 000-17371

Dear Mr. Grose:

      We have reviewed your Form 10-K/A for the fiscal year ended December 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2006

Description of Business and Properties, page 1

General, page 2

1.   We note that you disclose PV-10 on pages 2 and 10, which represents a non-
        GAAP measure. Therefore, please provide all disclosures required by Item 10(e)
        of Regulation S-K. The disclosures should include a reconciliation to the most
        direct comparable GAAP financial measure, which would be the standardized
        measure of discounted future net cash flows relating to proved oil and gas reserve
        quantities as set forth in paragraph 30 of SFAS 69.

Natural Gas and Oil Reserves, page 10

2.   Please reconcile your disclosure of proved developed gas reserves as of December
        31, 2006, of 122,390,000 mcf, with your disclosure of 93,914,350 mcf on page F-
        36.

Financial Data, page 38

3.   Your disclosure of total gas and oil sales for 2006 in the amount of $55,320 does
        not agree to the $65, 551 of oil and gas sales disclosed in your statement of
        operations on page F-4. Please reconcile this difference.

Financial Statements, page 52

Consolidated Balance Sheets, page F-3

4.   Please disclose in the footnotes to your consolidated financial statements why
        certain cash amounts are restricted from use and describe when the restrictions
        will lapse.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Natural Gas and Oil Properties, page F-10

5.   We note that your full cost ceiling includes the lower of cost or fair market value
        of all unproved properties adjusted for the present value of all future oil and gas
        hedges. It appears that you include the costs of unproved properties and major
        development projects not being amortized in your ceiling test at the lower of cost
        or fair market value, whereas Rule 4-10(c)(4)(b) would require them to be
        included at cost. Please tell us how your definition of the full cost ceiling is
        consistent with Rule 4-10(c)(4).

Note 3. Long-Term Debt, page F-16

Credit Facilities – Guggenheim, page F-16

6.   We note on page F-17 that you disclose the rate of interest that accrued on your
        revolving credit facility term loans. Please disclose the effective interest rates
        that were used to determine interest expense for the periods presented. Refer to
        paragraph 16 of APB 21 for additional guidance.

7.   Please disclose whether you were in compliance with the covenants of your senior
        credit facilities and notes payable. To the extent that you have breached, or that it
        is reasonably possible that you will breach, the restrictive covenants, please
        expand your discussion of liquidity and capital resources to describe the
        following:
        • steps that you are taking to avoid the breach;
        • steps that you intends to take to cure, obtain a waiver of, or otherwise avoid
          the breach;
        • the impact or reasonably like impact of the breach on financial condition or
          operation performance;
        • alternate sources of funding to pay any resulting obligations or replace
          funding; and
        • the impact of the restrictive covenants on your ability to undertake additional
          debt of equity financing.

Note 4. Stockholders' Equity, page F-19

Stock Awards, page F-20

8.   Please disclose the number of shares of common stock granted to certain
        employees as stock awards.

Note 7. Supplemental Cash Flow Information, page F-24
9.   We note that you disclosed the issuance of common units in Quest Midstream
        Partners, L.P. for approximately $90 million, before expenses, as a non-cash
        investing and financing activity. Please explain to us why you consider this
        issuance of common units for cash as a non-cash activity.

Note 15. Derivatives, page F-31

10.   We understand that you record gains and losses related to derivative contracts that do not qualify as cash flow hedges in "Change in derivative fair value", until the contracts' underlying production volumes are settled. Upon their settlement, you record the gains and losses related to non-qualifying cash flow hedges as "Other revenue and expense" in the period for which the underlying production was hedged.   Please confirm whether our understanding is correct. We generally believe that a presentation that splits the components of a derivative into different line items on the income statement or that reclassifies realized gains and losses of a derivative out of the line item that included unrealized gains and losses of the same derivative is inappropriate. Please revise your income statement to present the results of your hedging activities that do not qualify as cash flow hedges within the same line item, or explain to us how your presentation is appropriate. For additional guidance, refer to Section II.M.3. of our "Current Accounting and Disclosure Issues in the Division of Corporation Finance," which may be found at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Note 16. SFAS 69 Supplemental Disclosures (Unaudited), page F-34

Standardized Measure of Discounted Future Net Cash Flows, page F-37

11.   Please reconcile for us the decrease in the standardized measure of discounted net cash flows between December 31, 2006 and December 31, 2005 of $127,775 (which represents $225,895 thousand at December 31, 2006 less $353,670 thousand at December 31, 2005) with the total decrease in the standardized measure of discounted net cash flows of $214,473 thousand as presented on page F-38.

12.   We note that you present the standardized measure of discounted net cash flows after the effect of future hedge settlements. Paragraph 30 of SFAS 69 specifies that the standardized measure must be based on year-end prices relating to the proved reserves. In the absence of year-end contractual arrangements that are specific to a property, the year-end market price should be used. As such, please remove the effect of future hedge settlements from your standardized measure. However, you may disclose supplementally the effects of hedging transactions. For additional guidance, refer to Section II.F.9 of our *Frequently Requested Accounting and Financial Reporting Interpretations and Guidance*, which may be found at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm

Form 8-K Filed May 11, 2007

13.   We note that you present in the table of Select Financial and Operating Data the measure of Operating Income (Loss) Per Share Diluted. Accounting Series Release No. 142 indicates that per share data other than that relating to net income should be avoided in reporting financial results. As such, your presentation of operating income (loss) per share diluted represents a non-GAAP financial measure. Please provide the disclosures required to accompany the non-GAAP financial measure by Regulation G.

Engineering Comments

Description of Business and Properties, page 1

General, page 2

14.   Please reconcile that you state 60.4% of your reserves are proved developed while the reserve table on page F-36 indicates your proved developed reserves are 47.5% of your total reserves.

Competitive Strengths, page 7

15.   You cite long-lived reserves as a competitive strength. However, the 20.2 years you cite appears to be based on the inclusion of your undeveloped reserves. The reserve life of your developed reserves appears to be about seven years which is probably less than industry average. Please clarify as to why this is a "strength" or remove it from your filing.

Production Volumes, Sales Prices and Production Costs, page 11

16.   Please report all of your production costs and taxes on a equivalent or common unit basis rather than separate cost figures for gas and oil. Please see paragraph three of Industry Guide 2.

Risk Factors, page 22

Because the Company faces uncertainties in estimating proved recoverable natural gas reserves, you should not put undue reliance on such reserve information, page 23

17.   Investors have a right to rely on the information you report in your filings. If you think your proved reserves estimates are unreliable please reduce them to a volume that you are reasonably certain of recovering. Otherwise, please revise this risk factor.

Supplemental Disclosures, page F-34

Natural Gas and Oil Reserve Quantities, page F-36

18.   Please tell us if your proved undeveloped reserves are all from direct offsets to an existing economically productive well.

19.   We note that you report no reserve revisions in 2006. As natural gas prices were significantly lower in 2006 compared to 2005 when you did have negative gas revisions, please tell us why there were no price related revisions in 2006.

Standardized Measure of Discounted Future Cash Flows, page F-37

20.   We note that the estimated future income tax you report in 2006 is significantly lower than the amount estimated in 2005. Please tell us why this is correct or alternatively please revise your document as necessary.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief